

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2010

Mr. Arthur Levine
President and Chief Executive Officer
Vicon Fiber Optics Corp
175 Bergen Boulevard
Fairview, New Jersey 07022

  Re: Vicon Fiber Optics Corp.
     Item 4.01 Form 8-K
     Filed September 27, 2010
     File No. 0-11057

Dear Mr. Levine:

   We have completed our review of your filings and do not have any further comments at this time.

            Sincerely,

            Kevin L. Vaughn
            Accounting Branch Chief